MASSGENIE DBA POWERBUY

FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
MassGenie dba PowerBuy
Irvine, California

We have reviewed the accompanying financial statements of MassGenie dba PowerBuy, which comprise the balance sheet as of September 30, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of MassGenie dba PowerBuy and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
December 13, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

MASSGENIE DBA POWERBUY
BALANCE SHEETS
SEPTEMBER 30, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 227,639	$ 504,788
Accounts receivable, net	49,102	48,535
Prepaid expenses and other current assets	5,418	7,678
TOTAL CURRENT ASSETS	282,159	561,001
PROPERTY AND EQUIPMENT		
Property and equipment, net	2,968	3,468
OTHER ASSETS		
Deposits	4,400	4,400
TOTAL ASSETS	$ 289,527	$ 568,869

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 875,498	$ 904,348
SBA PPP loan	137,667	137,667
Notes payable - founders - current portion	685,537	669,344
Notes payable	904	-
Convertible notes - current portion	552,050	-
TOTAL CURRENT LIABILITIES	2,251,656	1,711,359
LONG-TERM LIABILITIES		
Notes payable	145,658	120,761
Convertible notes - founders	3,069,200	2,003,523
Convertible notes	47,051	540,738
TOTAL LONG-TERM LIABILITIES	3,261,909	2,665,022
TOTAL LIABILITIES	5,513,565	4,376,381
SHAREHOLDERS' EQUITY		
Preferred stock, see note 10	-	-
Common stock, Series A, see note 10	950	950
Common stock, Series B, see note 10	443	443
Additional paid-in capital	4,948,607	4,948,607
Accumulated deficit	(10,174,038)	(8,757,512)
TOTAL SHAREHOLDERS' EQUITY	(5,224,038)	(3,807,512)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 289,527	$ 568,869

See independent accountant's review report and accompanying notes to financial statements.

MASSGENIE DBA POWERBUY
STATEMENTS OF INCOME
SEPTEMBER 30, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 153,127	$ 240,284
COST OF GOODS SOLD	11,189	13,947
GROSS PROFIT	141,938	226,337
OPERATING EXPENSES		
Depreciation expense	500	1,906
General and administrative	566,660	287,517
Professional fees	75,996	62,231
Salary and wage expenses	1,010,470	889,638
Sales and marketing	57,302	91,356
TOTAL OPERATING EXPENSES	1,710,928	1,332,648
NET OPERATING LOSS	(1,568,990)	(1,106,311)
OTHER INCOME/(EXPENSES)		
Other income	174,732	14,529
Interest expense	(158,832)	(108,779)
TOTAL OTHER INCOME/(EXPENSES)	15,900	(94,250)
NET LOSS FROM CONTINUING OPERATIONS	(1,553,090)	(1,200,561)
GAIN FROM DISCOUNTINUED OPERATIONS	136,564	87,994
NET LOSS	$ (1,416,526)	$ (1,112,567)

See independent accountant's review report and accompanying notes to financial statements.

MASSGENIE DBA POWERBUY
STATEMENTS OF EQUITY
SEPTEMBER 30, 2021 AND 2020
(unaudited)

	Common Stock - Series A		Common Stock - Series B		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, SEPTEMBER 30,2019	950,000	$ 950	443,152	$ 443	4,948,607	$ (7,644,945)	$ (2,694,945)
Net loss	-	-	-	-	-	(1,112,567)	$ (1,112,567)
ENDING BALANCE, SEPTEMBER 30, 2020	950,000	$ 950	443,152	$ 443	$ 4,948,607	$ (8,757,512)	$ (3,807,512)
Net loss	-	-	-	-	-	(1,416,526)	$ (1,416,526)
ENDING BALANCE, SEPTEMBER 30, 2021	**950,000**	**$ 950**	**443,152**	**$ 443**	**$ 4,948,607**	**$ (10,174,038)**	**$ (5,224,038)**

See independent accountant's review report and accompanying notes to financial statements.

MASSGENIE DBA POWERBUY
STATEMENTS OF CASH FLOWS
SEPTEMBER 30, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,416,526)	$ (1,112,567)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	500	1,906
Forgivness of PPP loan	(137,667)	-
(Increase) decrease in assets:		
Accounts receivable	(567)	221
Prepaid expenses and other current assets	2,260	(6,800)
Deposits	-	4,800
Increase (decrease) in liabilities:		
Accounts payable	(28,850)	(487,037)
CASH USED FOR OPERATING ACTIVITIES	(1,580,850)	(1,599,477)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	58,363	38,799
Issuance of Convertible notes - founders	1,065,677	1,426,857
Issuance/(Repayment) of notes payable	25,801	120,761
Issuance of SBA PPP loan	137,667	137,667
Issuance of founders note payable	16,193	164,579
CASH PROVIDED BY FINANCING ACTIVITIES	1,303,701	1,888,663
NET INCREASE (DECREASE) IN CASH	(277,149)	289,186
CASH AT BEGINNING OF YEAR	504,788	215,602
CASH AT END OF YEAR	$ 227,639	$ 504,788
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 12,119	$ 7,412
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
MassGenie dba PowerBuy (the "Company") was incorporated in the State of California on April 1, 2016. The Company specializes in allowing retailers to offer discounts on items if a certain number of individuals purchase the items. Additionally, the Company originally started as MassGenie and pivoted the business model to PowerBuy.

Going Concern
Since Inception, the Company has relied on funds from related party notes, convertible notes, and common stock issued to fund its operations. As of September 30, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of September 30, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a September 30th year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of September 30, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of September 30, 2021.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of September 30, 2021, and 2020, the Company believed all amounts in accounts receivable are collectable.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by collecting fees from retailers and consumers. The Company's payments are generally collected upfront. For periods ending September 30, 2021 and 2020 the Company recognized $153,127 and $240,284 in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

1. **Summary of Significant Accounting Policies (continued)**

   Stock Compensation Expense (continued)
   The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the periods ended September 30, 2021 and 2020 was nil.

   Advertising Expenses
   The Company expenses advertising costs as they are incurred.

   Organizational Costs
   In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

   New Accounting Pronouncements
   From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

   In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

   In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

   In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal

See independent accountant's review report.

1. **Summary of Significant Accounting Policies (continued)**

    New Accounting Pronouncements (continued)
    years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

    Property and equipment consisted of the following at September 30, 2021 and 2020:

Property and equipment at cost:	2021	2020
Office Equipment	$ 18,568	$ 18,568
	18,568	18,568
Less: Accumulated depreciation	15,600	15,100
Total	$ 2,968	$ 3,468

4. **Convertible Notes**

    Prior to the fiscal year ending September 30, 2019, the Company issued five convertible promissory notes for a total of $500,000 with 5% APRs and extended maturity dates in 2023. During the year ending September 30, 2020, the Company issued two convertible promissory notes totaling $498,665 with 5% APRs and maturity dates in 2023. During the year ending September 30, 2020, the Company issued ten convertible promissory notes for a total of $1,312,500 with 5% APRs and maturity dates in 2023. During the fiscal year ending December 31, 2021, the Company issued seven convertible promissory notes for a total of $660,000, with 5% APRs and maturity dates in 2023. As of September 30, 2021, no convertible promissory notes were converted into equity of the Company. Accrued interest on these notes have been included in the convertible note balances on the Balance Sheets.

5. **Notes Payable – Related Parties**

    Since inception, related parties have provided loans to the Company valued at $685,537 and $669,344 as of September 30, 2021, and 2020, respectively. Interest is accrued annually at 5% per annum. There are no minimum monthly payments and the maturity dates were in 2020. Although management does not intend to repay the notes in the next year, they elected to state it as current, as the notes have not been currently extended.

6.   <u>**SBA PPP Loan**</u>

In 2020, the Company received loan proceeds of $275,334 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business.

The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of September 30, 2021, the first PPP loan, in the amount of $137,667 has been fully forgiven. In regards for the second PPP loan, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

6. <u>**Notes Payable**</u>

Notes payable consisted of the following at September 30, 2021 and 2020:

	2021	**2020**
Contract note payable (EIDL Loan); interest at 3.75% per annum, maturing in May 2052, monthly payment of $696, beginning May 2022, collateralized by all Company assets.	$ 146,562	$ 120,761
Less: Current portion of notes payable	904	-
Long term portion of notes payable	145,658	120,761

Maturity of the notes payable is as follows:

September 30, 2022	$ 904
September 30, 2023	2,797
September 30, 2024	2,889
September 30, 2025	3,014
September 30, 2026	3,129
Thereafter	133,829
	$ 146,562

7. <u>**Other Income**</u>

Other income consisted of the following at September 30, 2021 and 2020:

	2021	**2020**
Cash Back Rewards	$ 1,065	$ 1,529
PPP Draw 1 - Loan Forgivness	137,667	-
Grant Income	15,000	13,000
Employee Retention Credit	21,000	-
Total Other Income	$ 174,732	$ 14,529

8.   **Discontinued Operations**

During the 2020 fiscal year, the Company discontinued the operations of MassGenie and focused their efforts on launching PowerBuy. All direct income and direct expenses related to MassGenie has been excluded from the continuing operations section of the Statement of Income and included in discontinued operations.

9.   **Equity**

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 10,000,000 shares at $0.001 par value per share. As of September 30, 2021, and 2020, no shares of Preferred Stock have been issued and none are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares (5,000,000 shares Series A – Voting, and 5,000,000 shares of Series B – Non-Voting), at $0.001 par value per share. As of September 30, 2021, and 2020, 950,000 shares of Series A shares have been issued and are outstanding. As of September 30, 2021, and 2020, 443,152 shares of Series B shares have been issued and are outstanding.

Equity Incentive
The Company's 2019 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 25,000 shares of Class B common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of September 30, 2021, no shares have been issued under the Plan.

10.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on April 1, 2016 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

11.   **Subsequent Events**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal, Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 4.9% commission fee and a $5,000 listing fee.

Convertible Note Issued
In November 2021, the Company entered into a convertible promissory note with a founder of the Company in the amount of $171,000. The note carries 5% interest and matures in November 2022.

Managements Evaluation
The Company has evaluated subsequent events through December 13, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.